EXHIBIT 12.1

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Years Ended November 30,
	2017		2016		2015		2014		2013
Earnings
Income from operations before income taxes	$289,995		$149,315		$127,043		$94,949		$38,363
Add:
Interest incurred	177,171		185,466		186,885		171,541		149,101
Amortization of premiums and discounts related to debt	6,573		7,576		7,738		7,124		5,347
Portion of rent expense considered to be interest	4,939		5,097		4,524		3,917		3,204
Amortization of previously capitalized interest	215,396		161,285		143,255		90,804		87,414
Distribution of earnings from unconsolidated joint ventures, net of equity in income (loss)	8,210		9,908		11,512		(1,063)		2,882
Deduct:
Interest capitalized	(170,864)		(179,566)		(165,029)		(140,791)		(86,411)
Income as adjusted	$531,420		$339,081		$315,928		$226,481		$199,900

Fixed charges
Interest incurred	$177,171		$185,466		$186,885		$171,541		$149,101
Amortization of premiums and discounts related to debt	6,573		7,576		7,738		7,124		5,347
Portion of rent expense considered to be interest	4,939		5,097		4,524		3,917		3,204
Total fixed charges	$188,683		$198,139		$199,147		$182,582		$157,652

Ratio of earnings to fixed charges	2.82	x	1.71	x	1.59	x	1.24	x	1.27	x

The ratios of earnings to fixed charges are computed on a consolidated basis.